Exhibit 99.1

SCHEDULE 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of the Corporation

NOUVEAU MONDE GRAPHITE INC. (the “Corporation”)

331 Rue Brassard

Saint-Michel-des-Saints QC, J0K 3B0

2.	Date of Material Change

June 18, 2021

3.	News Release

A news release, in French and English versions, was issued on June 18, 2021 through Globe Newswire and filed on SEDAR.

4.	Summary of Material Change

The Corporation announced pricing of US$52,500,000 public offering of common shares in the United States and Canada.

5.	Full Description of Material Change

The Corporation announced the pricing of a previously announced underwritten public offering (the “Offering”) of 7,000,000 common shares of the Corporation (the “Common Shares”) at a price per Common Share of US$7.50 (the “Offering Price”) for aggregate gross proceeds of US$52,500,000. The Corporation granted the underwriters a 30-day option to purchase up to an additional 1,050,000 Common Shares at the Offering Price. The Offering was expected to close on Wednesday, June 23, 2021, subject to customary closing conditions.

Evercore ISI and BMO Capital Markets acted as joint book-running managers for the Offering. B. Riley Securities and Stifel GMP also acted as joint book-running managers. Roth Capital Partners acted as co-manager for the Offering.

One of the Corporation’s current shareholders, Pallinghurst Graphite International Limited, indicated that it and one of its investors collectively intended to purchase 706,666 Common Shares in the Offering for aggregate gross proceeds to the Corporation of approximately US$5,300,000. Further, shortly following the closing of the Offering and after preliminary discussions with one of its other current shareholders, the Corporation announced that it planned to complete a non-brokered private placement of Common Shares for aggregate gross proceeds of up to US$13,125,000, at a price per Common Share which will not be less than the Offering Price (the “Private Placement”). Moreover, the shareholder participating in the Private Placement will have the option to purchase such number of additional Common Shares as is equal to 15% of the initial number of Common Shares under the Private Placement in the event of the full exercise of the Over-Allotment Option under the Offering (or such lesser number of Common Shares as is proportionate to any lesser exercise of the Over-Allotment Option). The Private Placement will be made pursuant to an exemption from Canadian prospectus requirements and the Common Shares issued thereto will be subject to restrictions on resale for a period of four months and one day from the closing of the Private Placement under applicable Canadian securities legislation. Closing of the Private Placement and of the Offering are not conditional upon each other.

The Corporation expects the net proceeds of the Offering and the Private Placement to be used towards the development of the Matawinie mine project and LiB anode plant project and for general working capital and corporate expense needs.

In connection with the Offering, the Corporation announced that it had filed a preliminary prospectus supplement and that it will file a final prospectus supplement to the Corporation’s existing base shelf prospectus filed in Canada and the Corporation's United States registration statement on Form F-10 filed with the U.S. Securities and Exchange Commission under the U.S.-Canada multijurisdictional disclosure system (MJDS). The Corporation further announced that the Offering was being made in the United States and in each of the provinces of Canada.

6.	Reliance on subsection 7.1(2) of Regulation 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

For all additional information, please contact:

Mr. David Torralbo

Chief Legal Officer and Corporate Secretary

Telephone: (450) 757-8905 #405

9.	Date of Report

June 28, 2021